Mail Stop 3561

      November 10, 2005


Leonard J. Kennedy, Esq.
General Counsel
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia  20191

      Re:	Sprint Nextel Corporation
      Registration Statement on Form S-3
      Filed October 11, 2005
		File No. 333-128940

Dear Mr. Kennedy:

      We have limited our review of your filing to consideration of your use of Form
S-3 regarding the transaction and your disclosure regarding the offer to guarantee and related matters, and we have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us in your response letter with your analysis as to how your offer to guarantee the notes in exchange for the note holders` consents to various indenture amendments meets the transaction requirements outlined in Part I.B. of Form S-3.
2. In your response letter, please provide us with your analysis as to why your solicitation of US Unwired note holders` consents to the proposed amendments to the indentures and your guarantees do not constitute an offer of new securities in exchange for the existing US
Unwired notes. In this regard, it appears that the proposed amendments and your guarantees are interrelated and that the addition of your guarantees materially changes the nature of the notes. Please provide us with your legal analysis as to why Section 2(a)(3)
and Rule 145(a) of the Securities Act of 1933 do not apply to the post-amendment notes and guarantees and why this transaction is not an exchange offer that should be registered on Form S-4. In addition, tell us whether the post-amendment notes will have a new CUSIP number. We may have further comment.
3. Tell us in your response letter why Sprint Nextel, instead of US
Unwired, is soliciting consents to the proposed indenture amendments.
We note that Sprint Nextel does not appear to be a party to the indentures.
4. Please indicate in the appropriate section why US Unwired was not required to offer to repurchase the outstanding notes at the time you acquired the company. We note your summary on pages 43 and 44 of change of control provisions in the indentures that apparently existed at the time of your acquisition.

Risk Factors, page 12
General
5. We note your qualification "[a]lthough the issue is not free from doubt" on pages three and 30 to your conclusion that "a holder of notes should not recognize any income, gain or loss as a result of the implementation of the proposed amendments to the indentures governing the notes and the provision of [y]our guarantees." As a result of this qualification and the uncertainty you describe on pages 30 and 31, include a risk factor that discusses the risk associated with tax consequences to US Unwired note holders as a result of the proposed amendments and guarantees.

The proposed amendments to the indentures would result in fewer restrictions..., page 12
6. Please offer here examples of how the proposed amendments could adversely affect current noteholders or allow US Unwired to take an action without their consent that would adversely affect them.




The Consent Solicitation, page 24

Description of the Proposed Amendments, page 24
7. You state on page 24 and elsewhere that you are "requiring the consent of the holders of a majority in aggregate principal amount of each of the 2010 notes and 2012 notes for the proposed amendments to
either indenture to become operative" and that you "may waive this requirement, however, for either the 2010 notes or 2012 notes, if [you] receive the required consents from the holders of only the 2010 notes or 2012 notes." Please clarify what you mean by this statement by providing examples.

Amendment to Reporting Covenant, page 25
8. We note that you are soliciting consents to amend the reporting covenant so that, in lieu of providing separate reports relating only to US Unwired, you would be permitted to provide to the US Unwired noteholders your financial reports filed with the SEC "(without including the condensed consolidating footnote contemplated by Rule
3-10 of Regulation S-X)." In your response letter, please provide your analysis of how Rule 3-10 of Regulation S-X applies to the offering you are registering and to Sprint Nextel`s future periodic reports if Sprint Nextel executes the guarantees. In this regard, tell us what US Unwired financial information you have included in this Form S-3 registration statement and what US Unwired financial information you intend to include in Sprint Nextel`s periodic reports if Sprint Nextel guarantees the US Unwired 2010 notes and 2012 notes.

Procedures for Delivering Consents, page 27
9. Please provide us with a copy of the "accompanying letter of consent" that you mention in the first paragraph of this subsection or file the letter as an exhibit.

Material United States Federal Income Tax Consequences, page 30
10. Indicate whether the discussion of tax consequences reflects counsel`s opinion. If so, identify counsel and file the opinion as an exhibit. If not, tell us in your response letter why you do believe that a tax opinion is not required under Item 601(b)(8) of Regulation S-K.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cheryl Grant, Staff Attorney, at 202-551-
3359,
or Kathleen Krebs, Special Counsel, at 202-551-3350, with any questions.

      					Sincerely,



      					Larry Spirgel
      Assistant Director
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Mr. Kennedy
Sprint Nextel Corporation
November 10, 2005
Page 5